Exhibit 3.2

MEMORANDUM

of

CHINA VENTURES INC.

(Altered by Special Resolution passed July 20, 2000)

1.

The name of the Company is “China Ventures Inc.”.

2.

The authorized capital of the Company consists of THREE HUNDRED MILLION (300,000,000) shares divided into:

(a)

TWO HUNDRED MILLION (200,000,000) Common Shares without par value; and

(b)

ONE HUNDRED MILLION (100,000,000) Preferred Shares without par value.

3.

The Common Shares without par value, the Preferred Shares without par value, the Preferred Shares without par value shall have attached thereto the special rights and restrictions set forth in the Articles of the Company.